August 14, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Max Webb

Assistant Director

Re: Entest BioMedical, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 31, 2012

File No. 333-182073

Dear Sirs:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated  August 9, 2012 (the “Comment Letter”) relating to the Registration Statement on Form S-1  of Entest Biomedical, Inc . (The "Company").

COMMENT NO 1.

The following has been added to the Registration Statement

TRANSACTIONS WITH RELATED PERSONS

David  Koos ( Chairman of the Board of Directors, Director,  President, Chief Executive Officer, Secretary, Chief Financial Officer, Principal Accounting Officer of the Company) and  Bio Matrix Scientific Group, Inc (A company controlled by David Koos):

Loans to the Company from David Koos

As of August 31, 2011, the Company was indebted to David Koos in the amount of $28,961. These loans are due and payable at the demand of David Koos  and bear simple interest at a rate of 15% per annum. The Company also owed David Koos interest accrued but unpaid of $2,793.

During the quarter ended November 30, 2011 David Koos made loans to the Company totaling $8,400. These loans are due and payable at the demand of David  Koos and bear simple interest at a rate of 15% per annum.

During the quarter ended February 29, 2012 David Koos made loans to the Company totaling $7,550. These loans are due and payable at the demand of David  Koos and bear simple interest at a rate of 15% per annum.

During the quarter ended February 29, 2012 David Koos granted to the Sherman Family Trust, an irrevocable trust for the benefit of Blossom Sherman, all rights to and interest in $25,956 in unpaid indebtedness owed by the Company (bearing simple interest at a rate of 15% per annum and due and payable at the demand of the holder) as well as $3,051 in unpaid interest owed by the Company.

During the quarter ended May 31, 2012 David Koos made loans to the Company in the amount of  $13,625. These loans are due and payable at the demand of David  Koos and bear simple interest at a rate of 15% per annum.

As of May 31, 2012 the Company is indebted to David Koos in the principal  amount of  $32,580, which is  due and payable at the demand of David  Koos and bear simple interest at a rate of 15% per annum.

As of May 31, 2012 the Company owes David Koos  a total of $2,823 in accrued interest.

As of May 31, 2012 the Company owes Bombardier Pacific Ventures (a company controlled by David Koos) a total of $1,228 of accrued interest.

The proceeds from all loans  made to the Company by David Koos were utilized for working capital.

Compensation to David Koos

As of August 31, 2011 a total of $49,000 in salary accrued but unpaid was due and payable to David Koos.

Between September 1, 2011 and May 31, 2011 David Koos earned compensation of  $90,000 of salary. Of this amount $76,500 was accrued but unpaid.

On  April 3, 2012 the Company issued 50,000,000 shares of common stock to David R. Koos as a restricted stock award (“Bonus Shares”).

David Koos may not offer to sell, sell, transfer, pledge or otherwise dispose of the Bonus Shares prior to April 2, 2017 (“Restricted Period”).

In the event that, prior to the expiration of the Restricted Period, David Koos voluntarily ceases to be employed at the Company or  is  terminated for cause the Shares shall be forfeited.

On  January 15, 2012 , David Koos  granted to the Sharman Family Trust, an irrevocable trust for the benefit of Blossom Sherman, all rights to and interest in $57,500 in salary accrued and unpaid.

As of May 31, 2012 David Koos is personally owed the amount of  $68,000 in salaries accrued but unpaid. Accrued but unpaid salary obligations are non interest bearing.

Transactions with Bio Matrix Scientific Group, Inc.

As of August 31, 2011 Bio Matrix Scientific Group, Inc (“BMSN”) was indebted to the Company in the amount of $59,500 of rental expenses prepaid to BMSN by the Company. During the quarter ended November 30, 2011 the quarter ended November 30, 2011 the Company began to pay the  monthly rent directly to the owner of the property  for the term indicated and rent prepaid to BMSN was reclassified as a   non interest bearing liability of the shareholder  due at the demand of the Company.

During the period from January 25, 2012  to February 14, 2012 the Company paid $240 in expenses incurred by BMSN on behalf of BMSN. These amounts are also non interest bearing and due at the demand of the Company.

During the quarter ended May 31, 2012  $6,800 of BMSN’s outstanding obligation to the Company was paid to the Company by BMSN.

As of May 31, 2012 the amount due to the Company by BMSN is $52,940.

Transactions with Mary Alvarez.

On  April 3, 2012 the Company issued 15,000,000 shares of common stock to Mary Alvarez, an employee,  as a restricted stock award (“Bonus Shares”). As a result of this issuance, Mary Alvarez became a security holder covered by Item 403(a) of Regulation S-K for the period that she had ownership of the Bonus Shares.

Mary Alvarez could  not offer to sell, sell, transfer, pledge or otherwise dispose of the Bonus Shares prior to April 2, 2017 (“Restricted Period”).

In the event that, prior to the expiration of the Restricted Period, Mary Alvarez  voluntarily ceased  to be employed at the Company or  is terminated for cause the Bonus Shares would have been  be forfeited.

During the period beginning September 1, 2011 and ending May 31,2012  Mary Alvarez was paid a total of $23,362.

On  August 6, 2012  the Bonus Shares issued to Mary Alvarez were cancelled at the request of Mary Alvarez. Mary Alvarez currently is not a shareholder of the Company .

Mary Alvarez is , and during all relevant periods was, an employee of the Company providing bookkeeping and secretarial services to the Company.

Transactions with Joseph Vaini

On April 3, 2012 the Company issued 15,000,000 shares of common stock to Joseph Vaini as a restricted stock award (“Bonus Shares”).

Joseph Vaini may not offer to sell, sell, transfer, pledge or otherwise dispose of the Shares prior to April 2, 2017 (“Restricted Period”).

In the event that, prior to the expiration of the Restricted Period,   Joseph Vaini  declines to provide if requested to provide, or is unable to provide if requested to provide,  consulting services to the Company of a nature that have been customarily provided by Vaini  to the Company the  Bonus Shares shall be forfeited.

From the period beginning September 1, 2011 and ending May 31, 2011 Joseph Vaini was paid an aggregate of $39,146 in fees as compensation for consulting services rendered to the Company. Such services provided by Vaini consisted of assistance in preparation of financial statements and assistance in preparation of reports required to be filed with the United States Securities and Exchange Commission.

COMMENT NO 2.

A currently dated opinion has been refilled as an exhibit to Amendment No 2 of the Registration Statement.

Thank you for your kind assistance and the courtesies that you have extended to assist us in fulfilling our obligations under the Securities Act of 1933. If, at any time, you have any further questions, please let us know.

Sincerely,

/s/: David R. Koos

David R. Koos,

Chairman & CEO

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